December 20, 2019

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:                    Ms. Suying Li

Mr. Rufus Decker

RE:                       Strategic Education, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed March 1, 2019

Form 8-K Filed November 7, 2019

File No. 000-21039

Dear Ms. Li and Mr. Decker:

Strategic Education, Inc. (“SEI” or the “Company”) respectfully submits below SEI’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated December 12, 2019. For your convenience, we have set forth below the Staff’s comments in italics, followed by SEI’s responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2018

Consolidated Financial Statements

Consolidated Balance Sheets, page 77

1.              Please separately disclose accounts payable and accrued expenses. Also, disclose the significant components of accrued expenses, as required. Refer to Rules 5-02.19 and .20 of Regulation S-X.

We acknowledge the Staff’s comment and undertake that in future filings we will separately disclose accounts payable and accrued expenses, as well as significant components of accrued expenses as required.

Form 8-K Filed November 7, 2019

Exhibit 99.1

Non-GAAP Financial Measures

Unaudited Reconciliation of Non-GAAP Financial Measures

Adjusted Income From Operations, Adjusted Net Income, and Adjusted EPS, page 9

2.                    In reconciling non-GAAP amounts to GAAP amounts, you present a full non-GAAP income statement. Please tell us how you considered the guidance in Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We acknowledge the Staff’s comment and undertake that in future filings with the Securities and Exchange Commission and earnings releases we will reconcile our non-GAAP measures to the most directly comparable GAAP measures without presenting a full non-GAAP income statement.

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Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at 703-713-1862. Thank you.

Very truly yours,

/s/ Daniel W. Jackson
Daniel W. Jackson
Executive Vice President and Chief Financial Officer